Exhibit 99.1

GENFIT: Annual Shareholders Meeting on second convening to be held on June 30, 2020 at 3:00 pm CEST

Lille (France); Cambridge (Massachusetts, United States) — June 19, 2020 — GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announced that it published in the June 19, 2020 French legal announcements bulletin (Bulletin des Annonces Légales Obligatoires), its convening notice for the Annual Shareholders Meeting to be held on Tuesday, June 30, 2020, at 3:00 pm CEST.

In accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020, the Shareholders Meeting on second convening will be held virtually from the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée Loos, 59120, France, with the same agenda as the June 11, 2020 Shareholders Meeting that could not validly meet as a result of its failure to obtain the required quorum. The resolutions that will be submitted to the June 30, 2020 Shareholders Meeting remain unchanged.

The second part of the second Shareholders Meeting convening notice published in the June 19, 2020 French legal announcements bulletin (Bulletin des Annonces Légales Obligatoires) and available in the Investors & Media section of the Company’s website (https://ir.genfit.com/financial-information/shareholders-meeting) outlines the procedures by which shareholders may participate in the Meeting notwithstanding the exceptional measures required in order to comply with regulatory constraints and ensure the health and safety of our shareholders.

Shareholders who have not previously done so can provide their voting instructions via the Internet through the VOTACCESS platform which has been reopened as of today. The Shareholders Meeting will be available via live audio broadcast and a recording will be made available through the Investors section of our website (https://ir.genfit.com) under the Events section and on the Shareholders Meeting page under Financials.

In accordance with articles R.225-77 and R.225-79 of the French Commercial Code, proxy forms sent to the Company, electronic votes and voting powers given to the shareholders meeting on first convening remain valid for the Shareholders Meeting on second convening to be held on June 30, 2020, as long as the shares voted remain in the respective shareholders’ accounts.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, GENFIT is also developing a new, non-invasive blood-based diagnostic test, NIS4, which, if approved, could enable easier identification of patients with NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding the reconvening of our shareholders meeting. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 2.1 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on May 27, 2020 under n° D.20-0503, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s 20-F dated May 27, 2020. In addition,

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3